WIZARD WORLD, INC.
1350 Avenue of the Americas, 2nd Floor
New York, NY 10019

March 22, 2011

Ms. Jamie Kessel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wizard World, Inc.
Form 10-Q for the Six Months Ended January 31, 2011
File No. 000-33383

Dear Ms. Kessel:

This will confirm our conversation on March 21, 2011 that Wizard World, Inc. (the “Company”) will not be able to file its Form 10-Q for the six months ended January 31, 2011 by March 22, 2011, the deadline for the filing. The Company is unable to timely file the quarterly report because the Securities and Exchange Commission (the “Commission”) has requested, pursuant to its comment letter dated March 17, 2011 to the Company’s Form 8-K/A filed on February 18, 2011, and during our conversation on March 21, 2011, that the Company re-assess if predecessor issues exist, and if so, that the Company satisfy the accounting and audit requirements.  There is not sufficient time for the Company to respond to the Commission’s request by the filing deadline.

Please contact me on (646) 308-1390 should you have any question.  Thank you for your attention.

Sincerely,

/s/ Gareb Shamus
Gareb Shamus
President and Chief Executive Officer